(Taiwan Greater China Fund Letterhead)

10th Fl., Rm. 1001, 205 DunHua N. Road www.taiwangreaterchinafund.com

Taipei, Taiwan, R.O.C. NYSE: “TFC”
Tel: 886-2-2715-2988 Fax: 886-2-2715-3166

May 5, 2005

Via Email and via EDGAR

Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C. 20004
Attn.: Lawrence Green

Re:	Taiwan Greater China Fund (SEC File Nos. 811-05617 and 005-40977)

Dear Mr. Green:

Listed below are the comments of the staff (the “Staff”) of the Securities and Exchange Commission on the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) on Schedule 14A for the Taiwan Greater China Fund (the “Trust”) that was filed on behalf of the Trust on April 25, 2005, and the Trust’s responses thereto. For your convenience, we are also attaching as Annex A changed pages to the Preliminary Proxy Statement marked to show the revisions made in response to the Staff’s comments. Furthermore, attached hereto as Annex B is a form of the “Tandy” letter to be submitted by the Trust.

Capitalized terms used in this letter without definition have the respective meanings assigned to them in the Preliminary Proxy Statement.

1. General Comments to the Preliminary Proxy Statement.

(a) Comment 1. Provide transmittal letter when filing the Preliminary Proxy Statement as well as the Definitive Proxy Statement on Schedule 14A for the Trust (the “Definitive Proxy Statement”).

Response: The Trust will file a transmittal letter with the filing of the Definitive Proxy Statement.

(b) Comment 2. Revise any paragraphs in the Preliminary Proxy Statement that are formatted in all capital letters and replace with standard capitalization and bold formatting.

Response: The Trust has made all of the revisions necessary to comply with this comment from the Staff.

2. Comments on “Item 1. Election of Trustees.”

(a) Comment 1 (page 5). Add language regarding whether or not the nominees for election to the Board of Trustees consented to being named in the proxy statement and to serving as a Trustee if elected.

Response. Added the following sentence to the third paragraph after the heading, “Item 1. Election of Trustees” of page 5 of the Preliminary Proxy Statement:

“Each nominee has indicated his consent to be named in the accompanying proxy and that he will serve if elected.”

(b) Comment 2 (pages 6 and 7). Add language regarding whether or not the nominees and the Trustees are “interested persons” of the Trust, as defined in Section 2(a)(19) of the Investment Company Act.

Response. Added the heading “Non-Interested Nominees” to the table entitled “Information Concerning Nominees” on page 6 of the Preliminary Proxy Statement and the heading “Non-Interested Trustees” to the table entitled “Information Concerning Other Trustees” on page 7 of the Preliminary Proxy Statement.

(c) Comment 3 (page 9). Add language indicating whether the former and current members of the Compensation Committee are interested persons of the Trust.

Response. Added the following sentence to the paragraph after the heading “Compensation Committee” on page 9 of the Preliminary Proxy Statement:

“The former and current members of the Compensation Committee were not or are not interested persons of the Trust, as defined in the Investment Company Act, and also were or are independent Trustees of the Trust, as defined in the rules of the NYSE.”

(d) Comment 4 (page 13). Add a statement explaining what the affirmative vote of a plurality of the Shares would mean in the election of the nominees to the Board of Trustees.

Response. Added the following sentence to the paragraph after the heading “Required Vote” on page 13 of the Preliminary Proxy Statement:

“In other words, the nominees receiving the greatest number of votes will be elected.”

3. Comments on “Proposal 2. Conversion of the Trust from a Closed-End Investment Company into an Open-End Investment Company.”

(a) Comment 1 (Background and Summary, Page 14). Revise the language in the first sentence of the second paragraph regarding that the Shares continue to trade at a discount, “like those of most other country funds” to include only those country funds that follow the closed-end format.

Response. Revised the sentence to read as follows:

“After last year's vote, the Shares, like those of most other closed-end country funds, continued to trade at a discount.”

(b) Comment 2 (Background and Summary, Page 15). Confirm the accuracy of the fourth and fifth sentences of the first paragraph that read as follows:

“From March 1, 2004 to December 31, 2004, the Trust’s Share price and net asset value (NAV) outperformed the Taiwan Stock Exchange Index on both a price appreciation basis and a total return basis. Similarly, the Trust’s Share price and NAV outperformed the Taiwan China Strategy Index (“TCSI”) on a price appreciation basis and a total return basis for the same period.”

Response. The Trust confirms to the Staff the accuracy of the above-mentioned statement. Please refer to the table below:

Taiwan Stock Exchange Index	TCSI	Trust Share Price	Trust NAV
1. Price Appreciation:
-6.71%	-8.03%	-1.41%	-4.62%
2. Total Return:
-4.54%	-5.73%	-1.18%	-4.41%

(c) Comment 3 (Background and Summary, Page 16). Revise the first sentence of the second paragraph to avoid confusion to the reader that discounts are inherent to investing in a closed-end investment company. The sentence in question currently reads as follows:

“In addition, the Board of Trustees recognizes that discounts (and possible premiums) are an inherent consequence of the closed-end format.”

Response. Revised the sentence to read as follows:

“In addition, the Board of Trustees recognizes that discounts as well as premiums can be a likely result of the closed-end format because of the probability that the shares of a closed-end fund will trade at a higher or lower price than the NAV per share.”

(d) Comment 4 (Differences Between Open-End and Closed-End Investment Companies, Page 18). State whether the Trust has made any decision on whether it has decided what type of open-end investment company it would be in the event the shareholders approve the conversion of the Trust from a closed-end investment company into an open-end investment company.

Require this clarification because of the second sentence of the third paragraph (the “Parenthetical”) that currently reads as follows:

“(Although this has changed in recent years with the establishment of exchange-traded open-end index funds, it remains true that the vast majority of open-end funds, both in number and total assets, do not offer secondary market trading in their shares.)”

Response: The following sentence has been added to the end of the paragraph:

“The Board of Trustees has not made any decision with respect to whether, upon conversion to an open-end investment company, the Trust would follow an exchange-traded open-end format or one of a more traditional open-end investment company, which would not have a secondary trading market.”

In addition, the word “index” has been deleted from the Parenthetical.

(e) Comment 5 (Differences Between Open-End and Closed-End Investment Companies, Page 19). Revise the first sentence of the fifth paragraph after the heading entitled “Differences Between Open-End and Closed-End Investment Companies” to indicate that there may nor may not be redemption fees imposed in the event that the Trust converts to an open-end investment company.

Response. Revised the following sentence to read as follows:

“Upon conversion of the Trust into an open-end investment company, Shareholders who wish to realize the value of their Shares would be able to do so by redeeming their Shares at NAV (less the redemption fee, if any, discussed below under “Measures to be Adopted if the Trust becomes an Open-end Fund - Redemption Fee”), which would rise or fall based upon the performance of the Trust’s investment portfolio.”

(f) Comment 6 (Effect of Conversion on the Trust, Page 22). Confirm the basis for the second sentence of the third paragraph that reads as follows:

“Although the data on the subject are unclear, some observers believe that open-end funds tend to have larger net sales near market highs and larger net redemptions near market lows.”

Response. The Trust has deleted this sentence from the Definitive Proxy Statement.

4. Comments to the section of the Preliminary Proxy entitled “Miscellaneous” on page 32. Add language explaining how abstention and broker “non-votes” are treated in determining quorum and any adjournments of the Meeting.

Response. The following sentences have been added to the third paragraph after the heading entitled “Miscellaneous” on page 32 of the Preliminary Proxy Statement:

“Abstention and broker “non-votes” are counted as present and entitled to vote for the purposes of determining a quorum.”

“Abstention and broker “non-votes” are counted as present and entitled to vote for the purposes of voting in favor of an adjournment if a quorum is not obtained.”

5. Comments to the Proxy Card. Revise the first two paragraphs after the last vote on the proxy card to include bold formatting.

Response. The Trust has made the revisions necessary to comply with this comment from the Staff.

* * * * *

Sincerely,

/s/ Cheryl Chang
______________________
Cheryl Chang
Secretary of the Trust

ANNEX A

CHANGED PAGES TO THE PRELIMINARY PROXY STATEMENT

1. General Comments to the Preliminary Proxy Statement.

(b) Comment 1

record owners of such shares to contact the institutions through which their shares are held and give appropriate instructions, if necessary, to vote their shares. The Trust will also be pleased to cooperate with any appropriate arrangement pursuant to which beneficial owners desiring to attend the Meeting may be identified as such and admitted to the Meeting as Shareholders.

Time will be provided during the Meeting for discussion, and Shareholders present will have an opportunity to ask questions about matters of interest to them.

Respectfully,

/s/ Steven R. Champion
Steven R. Champion
President

  /s/ David Laux
David Laux
Chairman of the Board of Trustees

Important matters will be considered, and your vote may be necessary to insure the presence of a quorum at the Meeting. Accordingly, all shareholders, regardless of the size of their holdings, are urged to sign and mail the enclosed proxy in the enclosed envelope, or to give appropriate instructions to persons holdings shares of record on their behalf, promptly.

fee of $10,000. At its meeting on September 30, 2004 the Board of Trustees increased the fees paid by the Trust (effective as of September 1, 2004) to $2,000 for each Board of Trustees’ meeting or committee meeting attended in person, $1,000 for each Board of Trustees’ meeting or committee meeting attended by telephone and increased the annual retainer from $10,000 to $12,000 and to $15,000 for the Chairman. At its meeting on February 22, 2005, the Board of Trustees increased the annual retainer for the Chairman to $20,000. In addition, the Board of Trustees adopted a policy pursuant to which each of the Trustees agreed that he would invest in the Shares to the extent necessary so that on or before December 31, 2005 each Trustee would have beneficial ownership of the Shares with a value ranging between $10,001 and $50,000.

(3) Mr. Kuczynski resigned from the Board of Trustees in February 2004 immediately following his appointment as the Peruvian Minister of Finance.

(4) Mr. Tung resigned from the Board of Trustees effective as of December 31, 2004.

(5) Mr. Hammond-Chambers resigned from the Board of Trustees in April 2004.

REQUIRED VOTE

The affirmative vote of a plurality of the Shares present or represented by proxy and voting on the matter in question at the Meeting is required to elect the nominees for election as Trustees. In other words, the nominees receiving the greatest number of votes will be elected. Abstentions and “non-votes” will be treated as votes present and not cast at the meeting. Abstentions and “non-votes” will not have the effect of votes in opposition to the election of a Trustee under this Proposal 1.

The Board of Trustees unanimously recommends that shareholders vote “FOR” the election of the nominees as Trustees.

PROPOSAL 2. CONVERSION OF THE TRUST FROM A CLOSED-END INVESTMENT COMPANY TO AN OPEN-END INVESTMENT COMPANY

BACKGROUND AND SUMMARY

The Trust is registered as a closed-end investment company under the Investment Company Act and has operated as a closed-end fund since the reorganization of The Taiwan (R.O.C.) Fund (which was an open-end fund not registered in the United States) into the Trust on May 19, 1989. The Trust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) and By-Laws provide that the Board of Trustees is required to submit to the Shareholders at their next annual meeting a binding resolution to convert the Trust into an open-end investment company if the Shares trade on the NYSE at an average discount from their net asset value (“NAV”) of more than 10% during any twelve-week period beginning after the most recent such vote (which in the current case

The persons named in the accompanying proxy will, in the absence of contrary instructions, vote all proxies FOR the election of Messrs. Copeland and Parker. Each nominee has indicated his consent to be named in the accompanying proxy and that he will serve if elected. If Messrs. Copeland and Parker should be unable to serve (an event not now anticipated), the proxies will be voted for such person, if any, as is designated by the Board of Trustees to replace Mr. Copeland or Mr. Parker, as the case may be.

                            13
and not cast at the meeting. Abstentions and “non-votes” will however, have the effect of votes in opposition to this Proposal 2.

The Board of Trustees recommends that shareholders vote “AGAINST” conversion of the Trust from a closed-end investment company into an open-end investment company. The persons named in the accompanying proxy will, in the absence of contrary instructions, vote all proxies “AGAINST” this proposal.

PROPOSAL 3. APPROVAL OF A FUNDAMENTAL POLICY WHEREBY THE TRUST WOULD ADOPT AN INTERVAL FUND STRUCTURE

INTRODUCTION

The Board of Trustees recommends that the Trust adopt an “interval fund” structure pursuant to Rule 23c-3 (“Rule 23c-3”) under the Investment Company Act, which will provide Shareholders with a semi-annual opportunity to liquidate a portion of their Shares of the Trust at approximately net asset value (less a 2% repurchase fee), while maintaining many of the advantages inherent in a closed-end fund structure.

BACKGROUND

Since the Trust’s inception, it has operated as a closed-end investment company and has enjoyed many of the benefits inherent in a closed-end structure. For example, the Trust has a permanent capital base and is not subject to continuous asset in-flows and out-flows, which might force the Trust to liquidate its holdings at inopportune times in order to meet redemption demands. In addition, closed-end funds do not have any prescribed limitations on holding thinly traded securities. This has allowed the Trust to establish its investment position without the prospect of having to liquidate these positions on short notice, thereby jeopardizing the Trust’s long-term net asset value.

However, shares of closed-end funds such as the Trust often trade at a discount to their net asset value. The Board of Trustees has actively sought solutions to narrow or eliminate the Trust’s discount and it has reviewed and employed a number of initiatives. In 2004, the Board of Trustees instituted a share repurchase program, which resulted in the repurchase of over 1,499,700 Shares as of March 31, 2005. Additionally, in September 2004, the Trust repurchased 10,899,658 Shares (approximately one-third of the Shares then outstanding) at a price of $4.67 per Share (99% of the NAV per Share determined as of the conclusion of the tender offer) in accordance with a tender offer for up to that number of Shares. The Board of Trustees believes that these programs have contributed to the reduction in the Trust’s discount, which has been reduced to 8.75% as of May 3, 2005.

Nevertheless, the Board of Trustees has concluded that a more ambitious solution is needed to further reduce the Trust’s discount and provide liquidity to Shareholders. The Board of Trustees has extensively reviewed possible alternatives for reducing the Trust’s discount and determined that converting the Trust to an interval

26

The Board of Trustees believes that the adoption by the Trust of an interval fund structure is in the best interests of shareholders of the Trust. Accordingly, the Board of Trustees unanimously recommends that Shareholders vote “FOR” proposal 3. The persons named in the accompanying proxy will, in the absence of contrary instructions, vote all proxies for this proposal.

MISCELLANEOUS

Proxies will be solicited by mail and may be solicited in person or by telephone, email or facsimile by officers or employees of the Trust. The Trust has also retained The Altman Group to assist in the solicitation of proxies from Shareholders at an anticipated cost not to exceed $6,000.00 plus reimbursement of out-of-pocket expenses. The expenses connected with the solicitation of these proxies and with any further proxies that may be solicited by such officers or employees or by The Altman Group in person or by telephone, email or facsimile will be borne by the Trust. The Trust will reimburse banks, brokers and other persons holding Shares registered in their names or in the names of their nominees for their expenses incurred in sending proxy material to and obtaining proxies from the beneficial owners of such Shares.

The Trust’s Annual Report for the year ended December 31, 2004, including financial statements, was mailed on or about February 28, 2005 to Shareholders of record on February 28, 2005. However, a copy of this report will be provided, without charge, to any Shareholder upon request. Please call 1-800-343-9567 or write to the Trust c/o Brown Brothers Harriman, 40 Water Street, Boston, Massachusetts 02196-2047 Attn: Investor Services Counsel, to request the report.

In the event that a quorum is not obtained for the transaction of business at the Meeting by June 21, 2005, the persons named as proxies in the enclosed proxy may propose one or more adjournments of the Meeting to permit further solicitation of proxies in order to obtain such a quorum. Abstention and broker “non-votes” are counted as present and entitled to vote for the purposes of determining a quorum. Any adjournment would require the affirmative vote of the holders of a majority of the Shares voting that are present in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies in the enclosed proxy will vote in favor of such adjournment if a quorum is not obtained. Abstention and broker “non-votes” are counted as present and entitled to vote for the purposes of voting in favor of an adjournment if a quorum is not obtained. The costs of any such additional solicitation and of any adjourned session will be borne by the Trust.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and Section 30(h) of the Investment Company Act, as applied to the Trust, require that the Trust’s officers, Trustees and persons who beneficially own more than ten percent of the Trust’s Shares (“Reporting Persons”) file reports of ownership of the Trust’s Shares and changes in such ownership with the SEC.

32

2. Comments on “Item 1. Election of Trustees.”
(a) Comment 1 (page)

2005 Annual Meeting of Shareholders or the special meeting in lieu thereof. If reelected, Mr. Copeland will serve for a term expiring on the date of the 2008 Annual Meeting of Shareholders or the special meeting in lieu thereof. Mr. Parker currently is a Trustee of the Trust and, if reelected, will serve for a term expiring on the date of the 2008 Annual Meeting of Shareholders or the special meeting in lieu thereof. Each of Mr. Copeland and Mr. Parker were nominated by the Board of Trustees, at a meeting held in February 2005, upon the recommendations of the Nominating Committee.

Since the inception of the Trust in 1989, the Trustees of the Trust have been divided into three classes, each having a term of three years, with the term of one class expiring each year. Mr. Cheng-Cheng Tung resigned his position as a member of the Board, effective December 31, 2004. Mr. Tung’s term was to expire on the date of the 2006 Annual Meeting of Shareholders or the special meeting in lieu thereof. The Trustees intend to fill the vacancy caused by Mr. Tung’s resignation. The person elected by the Trustees to fill the vacancy will serve a term that expires on the date of the 2006 Annual Meeting or the special meeting in lieu thereof.

The persons named in the accompanying proxy will, in the absence of contrary instructions, vote all proxies FOR the election of Messrs. Copeland and Parker. Each nominee has indicated his consent to be named in the accompanying proxy and that he will serve if elected. If Messrs. Copeland and Parker should be unable to serve (an event not now anticipated), the proxies will be voted for such person, if any, as is designated by the Board of Trustees to replace Mr. Copeland or Mr. Parker, as the case may be.

(b) Comment 2 (Pages 6 & 7)

INFORMATION CONCERNING NOMINEES

The following table sets forth certain information concerning Messrs. Copeland and Parker. Messrs. Copeland and Parker were recommended for reelection as Trustees of the Trust by their fellow Trustees.

Name (Age) and Address	Position(s) Held with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Other Business Experience, Other Positions with Affiliated Persons of the Trust and Other Directorships Held by Nominee
Non-Interested Nominees
Frederick C. Copeland, Jr. (63) 11 Deer Ridge Road Avon, Connecticut 06001 U.S.A.	Trustee	Trustee since May 2004 and until the 2005 Annual Meeting of Shareholders or the special meeting in lieu thereof
Executive Director, Chairman of Executive Committee, Far East National Bank, since 2004;
President, Chief Executive Officer and Chief Operating
Officer, Aetna International (insurance),
from prior to 2000 to 2001;
Executive Vice President,
Aetna, Inc. (insurance), from prior to 2000 to 2001

Chairman, President and
Chief Executive Officer, Fleet
Bank, N.A.(Connecticut Bank), 1993-1995;
President and Chief
Executive Officer, Citibank
Canada Ltd., 1987-1993;
Taiwan Country Head,
Citibank, 1983-1987

Robert P. Parker (63) 101 California Street, Suite 2830 San Francisco, California 94111 U.S.A	Trustee	Trustee since 1998 and until the 2005 Annual Meeting of Shareholders or the special meeting in lieu thereof; and Chairman from February 2004 to July 2004	Chairman, Parker Price Venture Capital, Inc. (formerly known as Allegro Capital, Inc.), since prior to 2000	Director, NexFlash Technologies, Inc., since 2001; Partner, McCutchen, Doyle, Brown & Enersen (law firm), 1988-97

INFORMATION CONCERNING OTHER TRUSTEES

The following table sets forth certain information concerning the Trustees of the Trust (other than Messrs. Copeland, Jr. and Parker).

Name (Age) and Address	Position(s) Held with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Other Business Experience, Other Positions with Affiliated Persons of the Trust and Other Directorships Held by Trustee
Non-Interested Trustees
David N. Laux (77) 2560 N. 23rd Road Arlington, Virginia 22207 U.S.A.	Trustee and Chairman of the Board	Trustee since 1992 and until the 2007 Annual Meeting of Shareholders or the special meeting in lieu thereof; and Chairman of the Board since July 2004	Chairman, Great Dads (non-profit), since 2004; Director, International Foundation (non-profit) since 2000; President, US-Taiwan Business Forum, from 2000 to 2004
Director, US-ROC (Taiwan)
Business Council, since 1990;
Chairman and Managing
Director, American Institute
in Taiwan, 1987-90; Director
of Asian Affairs, National
Security Council, The White
House, 1982-86

Edward B. Collins (62) 160 Sansome Street, 18th Floor, San Francisco, California 94104 U.S.A.	Trustee	Trustee since 2000 and until the 2006 Annual Meeting of Shareholders or the special meeting in lieu thereof	Managing Director, China Vest Group (venture capital investment), since prior to 2000	Director, Mediostream, Inc.(technology company), since 2000

BOARD AND COMMITTEE MEETINGS

The Board of Trustees of the Trust held nine meetings and two audit committee meetings during the fiscal year ended December 31, 2004. Each Trustee attended at least
75% of the total of (i) all meetings of the Board of Trustees and (ii) all meetings of each committee of the Board on which he served during the fiscal year ended December 31, 2004, except for Mr. Tung, who attended four of the nine Board meetings held during the fiscal year ended December 31, 2004.

EXECUTIVE COMMITTEE

The Trust’s Board of Trustees has an Executive Committee, which, subject to certain restrictions, may exercise all powers and authority of the Board between meetings of the Board. The current members of the Executive Committee are Messrs. David N. Laux (Chairman), Edward B. Collins and Robert P. Parker, all of whom are not “interested persons” of the Trust, as defined in Section 2(a)(19) of the Investment

(c) Comment 3 (page 9)

COMPENSATION COMMITTEE

The Board of Trustees has a Compensation Committee, current members of which are Messrs. Frederick C. Copeland, Jr. (chair), Edward B. Collins and David N. Laux. Mr. Alex Hammond-Chambers was a member of the Compensation Committee until April 2004. The function of the Compensation Committee is to set and review the compensation and terms of employment of the Trust’s Chief Executive and Chief Financial Officer and to oversee the compensation of the Trust’s other employees. The Compensation Committee did not meet during the fiscal year ended December 31, 2004. The Compensation Committee met on February 22, 2005. The former and current members of the Compensation Committee were not or are not interested persons of the Trust, as defined in the Investment Company Act, and also were or are independent Trustees of the Trust, as defined in the rules of the NYSE. The Compensation Committee has a charter, which is attached hereto as Appendix A.

AUDIT COMMITTEE AND INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Trustees has an Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 32a-4 of the Investment Company Act. The current members of the Audit Committee are Messrs. Edward B. Collins (chair), Frederick C. Copeland, Jr. and Robert P. Parker. Messrs. Pedro-Pablo Kuczynski and David N. Laux were members of the Audit Committee until February 2004. Mr. Alex Hammond-Chambers was a member of the Audit Committee until April 2004. The former and current members of the Audit Committee were not or are not interested persons of the Trust, as defined in the Investment Company Act, and also were or are independent Trustees of the Trust, as defined in the rules of the NYSE. The Audit Committee has a charter, which is attached hereto as Appendix B.

The responsibilities of the Audit Committee include, among other things, review and selection of the independent public accountants of the Trust, review of the Trust’s financial statements prior to their submission to the Board of Trustees and of other accounting matters of the Trust, and review of the administration of the Trust’s Codes of Ethics and Whistleblower Policy.

The Audit Committee held two meetings during the fiscal year ended December 31, 2004 and also met on February 22, 2005. At those meetings the Audit Committee, among other things:

(i) approved the selection of KPMG LLP (“KPMG”) as the Trust’s independent public accountants for its 2004 and 2005 fiscal years;

(ii) reviewed the audited financial statements of the Trust for its 2003 and 2004 fiscal years and discussed those statements with the Trust’s management and KPMG;

2(d) Comment 4 (Page 13)

fee of $10,000. At its meeting on September 30, 2004 the Board of Trustees increased the fees paid by the Trust (effective as of September 1, 2004) to $2,000 for each Board of Trustees’ meeting or committee meeting attended in person, $1,000 for each Board of Trustees’ meeting or committee meeting attended by telephone and increased the annual retainer from $10,000 to $12,000 and to $15,000 for the Chairman. At its meeting on February 22, 2005, the Board of Trustees increased the annual retainer for the Chairman to $20,000. In addition, the Board of Trustees adopted a policy pursuant to which each of the Trustees agreed that he would invest in the Shares to the extent necessary so that on or before December 31, 2005 each Trustee would have beneficial ownership of the Shares with a value ranging between $10,001 and $50,000.

(3) Mr. Kuczynski resigned from the Board of Trustees in February 2004 immediately following his appointment as the Peruvian Minister of Finance.

(4) Mr. Tung resigned from the Board of Trustees effective as of December 31, 2004.

(5) Mr. Hammond-Chambers resigned from the Board of Trustees in April 2004.

REQUIRED VOTE

The affirmative vote of a plurality of the Shares present or represented by proxy and voting on the matter in question at the Meeting is required to elect the nominees for election as Trustees. In other words, the nominees receiving the greatest number of votes will be elected. Abstentions and “non-votes” will be treated as votes present and not cast at the meeting. Abstentions and “non-votes” will not have the effect of votes in opposition to the election of a Trustee under this Proposal 1.

The Board of Trustees unanimously recommends that shareholders vote “FOR” the election of the nominees as Trustees.

PROPOSAL 2. CONVERSION OF THE TRUST FROM A CLOSED-END INVESTMENT COMPANY TO AN OPEN-END INVESTMENT COMPANY

BACKGROUND AND SUMMARY

The Trust is registered as a closed-end investment company under the Investment Company Act and has operated as a closed-end fund since the reorganization of The Taiwan (R.O.C.) Fund (which was an open-end fund not registered in the United States) into the Trust on May 19, 1989. The Trust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) and By-Laws provide that the Board of Trustees is required to submit to the Shareholders at their next annual meeting a binding resolution to convert the Trust into an open-end investment company if the Shares trade on the NYSE at an average discount from their net asset value (“NAV”) of more than 10% during any twelve-week period beginning after the most recent such vote (which in the current case

3. Comment on “Proposal 2. Conversion of the Trust from a Closed-End Investment Company into an Open-End Investment Company.”

(a) Comment 1 (Backround and Summary, Page 14)

occurred at last year’s annual meeting). For these purposes the average variation of the trading price of the Shares from their NAV is determined on the basis of such variances for each trading day (which means each day when the NYSE is open for trading) during the applicable twelve-week period and then the average of such daily variances is determined for the applicable 12-week period as of the end of such period. The affirmative vote of a majority of the outstanding Shares is required for the adoption of such a resolution.

By the terms of the Declaration of Trust, this requirement became effective on June 1, 1992, and since then the Shareholders have voted on such a resolution nine times; in 1995 and each of the years from 1997 through 2004. In each instance the Board recommended that Shareholders vote against the resolution to convert the Trust into an open-end investment company, and such resolution was not adopted by the Shareholders. In the most recent vote, on July 21, 2004, 37.80% of the outstanding Shares were voted in favor of the proposal, 29.33% were voted against, and 32.87% were either not present at the meeting, were not voted or were abstained from voting on that particular matter (all of which are considered votes against the proposal).

After last year’s vote, the Shares, like those of most other closed-end country funds, continued to trade at a discount. The average discount for the period from the 2004 Annual Meeting of Shareholders until the record date for the 2005 Annual Meeting of Shareholders, however, has been smaller than in recent years. During all but one of the twelve-week periods since the 2004 Annual Meeting of Shareholders until the record date for the 2005 Annual Meeting of Shareholders, the Shares traded at an average discount of 10% or less. Only during the twelve-week period ending on November 26, 2004 did the Shares trade at an average discount of more than 10%, requiring the Board of Trustees to submit to the Shareholders the proposal described herein. The average discount ranged from a high of 10.05% for the twelve-week period ended November 26, 2004 to a low of 7.50% of the twelve-week period ended April 8, 2005.

On May 3, 2005, the Shares’ trading price on the NYSE closed at a discount to NAV per Share of 8.75%. Conversion of the Trust to an open-end investment company would eliminate the trading market in the Shares and provide Shareholders with a continuing opportunity to redeem their Shares from the Trust at their NAV. However, for the reasons described below, the Board of Trustees recommends, as it has in the past, that Shareholders vote against this Proposal 2. The proposal will be adopted, as provided in the Declaration of Trust, only if approved by holders of a majority of the outstanding Shares.

At its meeting on February 22, 2005, the Board of Trustees of the Trust considered, as it has in the past, information concerning the legal, operational and practical differences between closed-end and open-end investment companies, the Trust’s performance to date as a closed-end fund, the historical relationship between the market price of the Shares and their NAV, the possible effects of conversion on the Trust and alternatives to conversion. At its meeting, the Board of Trustees resolved to recommend

3(c) Comment 3 (Background and Summary, Page 16)

YEAR	DISCOUNT(-)/ PREMIUM
1989 (May 12 to December 31)	2.71%
1990	-9.47%
1991	-3.29%
1992	4.26%
1993	3.45%
1994	0.75%
1995	1.23%
1996	3.28%
1997	-17.06%
1998	-17.67%
1999	-14.24%
2000	-18.82%
2001	-14.51%
2002	-14.95%
2003	-11.33%
2004	-9.99%
2005 (January 1 to May 3)	-8.11%

The Board of Trustees believes that eliminating the discount would not justify the fundamental changes that conversion would entail to the Trust’s portfolio management and operations, the risk of reduced size and the potential adverse effect on the Trust’s investment performance. In order to attempt to reduce or possibly eliminate the discount, the Board continues to seek to increase awareness about the Trust through Shareholder and market communications and meetings by management with members of the investment community specializing in the closed-end funds sector. While these efforts have not eliminated the Shares’ tendency in recent years to trade at a discount to NAV, the Board of Trustees believes that such efforts have materially lessened the discount as well as had a favorable effect on Shareholder relations by keeping major Shareholders informed concerning the Trust’s investment strategies and policies and by informing the Board of those Shareholders’ views concerning the Trust’s management, strategies and policies.

In addition, the Board of Trustees recognizes that discounts as well as premiums can be a likely result of the closed-end format because of the probability that the shares of a closed-end fund will trade at a higher or lower price than the NAV per share. In addition, the Board of Trustees recognizes that discounts (and possible premiums) are an inherent consequence of the closed-end fund format. Discounts can vary widely over time, and a market discount can offer an investment advantage. For example, Shareholders have the opportunity to purchase additional Shares in the market at the discounted price when the Shares trade below their NAV. Shareholders who make such purchases could benefit in circumstances in which the gap between the NAV and the market price of the Shares narrows or is eliminated after they make their purchases, especially when the NAV is also increasing as a result of increases in the value of the

(d) Comment 4 (Different Betwenn Open-End and Close-End Investment Companies, Page 18)

whether the Trust should be converted to an open-end investment company; however, under the Declaration of Trust such a voluntary submission would require the approval of two-thirds of the outstanding Shares for its adoption. In the meantime, the Shareholders also have the opportunity to consider adopting a fundamental policy whereby the Trust would adopt an interval fund structure pursuant to Proposal 3 herein.

As described below under “Measures to be Adopted if the Trust Becomes an
Open-end Fund -- Redemption Fee,” if the Shareholders vote to convert the Trust into an open-end fund, the Board of Trustees may cause the Trust to impose a fee payable to the Trust on all redemptions of up to 2.00% of redemption proceeds for a certain period of time after conversion. In an effort to deter market timing of Shares after the conversion of the Trust from an open-end investment company, the Board of Trustees may also decide to impose redemption fees in connection with transactions within certain periods of time after the purchase of Shares.

DIFFERENCES BETWEEN OPEN-END AND CLOSED-END INVESTMENT COMPANIES

1. Fluctuation of Capital; Redeemability of Shares; Elimination of Discount and Premium. Closed-end investment companies generally do not redeem their outstanding shares or engage in the continuous sale of new securities, and thus operate with a relatively fixed capitalization. The shares of closed-end investment companies are normally bought and sold in the securities market at prevailing market prices, which may be equal to, less than or more than NAV. From May 12, 1989 to May 3, 2005 the Shares traded on the NYSE at prices ranging from 31.55% below NAV (on April 27, 1990) to 35.36% above NAV (on December 31, 1993). The Shares last traded at a premium of 0.79% above NAV on October 2, 1996. On May 3, 2005, the closing price of a Share on the NYSE was 8.75% below its NAV.

Although it is now possible, subject to certain restrictions, for both institutions and individuals outside Taiwan to invest directly in Taiwan stocks, the Board of Trustees believes that many foreign investors, and particularly foreign individuals, continue to invest in the Taiwan market through a managed intermediary like the Trust. In February 2004, the Board revised the Trust’s investment strategy to provide that the Trust will primarily invest in Taiwan companies that derive or expect to derive a significant portion of their revenues from operations in or exports to mainland China, and the Board believes that substantial expertise is required to select and assess companies with that profile. However, additional alternatives to the Trust may develop as vehicles for investment in Taiwan securities by investors outside Taiwan, which could have the effect of increasing any discount at which the Shares trade in relation to their NAV.

By contrast, open-end investment companies in the United States, commonly referred to as mutual funds, issue redeemable securities with respect to which, traditionally, no secondary trading market has been permitted to develop. (Although this has changed in recent years with the establishment of exchange-traded open-end funds, it remains true that the vast majority of open-end funds, both in number and total assets, do

(e) Comment 5 (Differences Between Open-End and Closed-End Investment Companies, Page 19)

not offer secondary market trading in their shares.) Except during periods when the NYSE is closed or trading thereon is restricted, or when redemptions may otherwise be suspended in an emergency as permitted by the Investment Company Act, the holders of these redeemable securities have the right to surrender them to the mutual fund and obtain in return their proportionate share of the mutual fund’s NAV at the time of the redemption (less any redemption fee charged by the fund or contingent deferred sales charge imposed by the fund’s distributor). The Board of Trustees has not made any decision with respect to whether, upon conversion to an open-end investment company, the Trust would follow an exchange traded open-end format or one of a more traditional open-end investment company, which would not have a secondary trading market.

Most mutual funds also continuously issue new shares to investors at a price based upon their shares’ NAV at the time of issuance. Accordingly, an open-end fund experiences continuing inflows and outflows of cash and may experience net sales or net redemptions of its shares.

Upon conversion of the Trust into an open-end investment company, Shareholders who wished to realize the value of their Shares would be able to do so by redeeming their Shares at NAV (less the redemption fee, if any, discussed below under “Measures to be Adopted if the Trust Becomes an Open-end Fund -- Redemption Fee”), which would rise or fall based upon the performance of the Trust’s investment portfolio. The trading market for the Shares at a discount from NAV would be eliminated. Conversion would also eliminate, however, any possibility that the Shares could trade at a premium over NAV.

Please note that, if approved by the Shareholders, the interval fund structure described in Proposal 3 herein would provide Shareholders a semi-annual opportunity to liquidate a portion (but not necessarily all) of their Shares at net asset value, less a 2% repurchase fee.

2. Cash Reserves. Because closed-end investment companies are not required to meet redemptions, their cash reserves can be substantial or minimal, depending on the investment manager’s investment strategy. The managers of many open-end investment companies, on the other hand, believe it desirable to maintain cash reserves adequate to meet anticipated redemptions without prematurely liquidating their portfolio securities. Although many open-end funds operate successfully in this environment, the maintenance of larger cash reserves required to operate prudently as an open-end investment company when net redemptions are anticipated may reduce an open-end investment company’s ability to achieve its investment objective by limiting its investment flexibility and the scope of its investment opportunities. In addition, open-end investment companies are subject to a requirement that no more than 15% of their net assets may be invested in securities that are not readily marketable or are otherwise considered to be illiquid. However, the Trust currently does not invest in, nor does it anticipate investing in, illiquid securities to any material extent.

(f) Comment 6 (Effect of Conversion on the Trust, Page 22)

9. Reinvestment of Dividends and Distributions. Like the plans of many other closed-end funds, the Trust’s Dividend Reinvestment Plan (the “Plan”) permits Shareholders to elect to reinvest their dividends and distributions on a different basis than would be the case if the Trust converted to an open-end investment company. Currently, if the Shares are trading at a discount, the agent for the Plan will attempt to buy as many of the Shares as are needed for this purpose on the NYSE or elsewhere. This permits a reinvesting Shareholder to benefit by purchasing additional Shares at a discount, and this buying activity may tend to lessen any discount. If Shares are trading at a premium, reinvesting Shareholders are issued Shares at the higher of NAV and 95% of the market price. As an open-end investment company, all dividends and distributions would be reinvested at NAV unless Shareholders elected to receive their dividends and distributions in cash.

10. Capital Gains. The treatment of capital gains required under the Internal Revenue Code of 1986, as amended (the “Code”) may be disadvantageous to non-redeeming shareholders of an open-end fund. Although the fund’s manager may be able to sell portfolio securities at a price that does not reflect a taxable gain in order to raise cash to satisfy redeeming shareholders, a mutual fund that is required to sell portfolio securities may realize a net capital gain if the fund’s basis in the portfolio securities sold is less than the sale price obtained. The Code imposes both an income tax and an excise tax on a regulated investment company’s net capital gain (regardless of whether the fund is open-end or closed-end) unless the gain is distributed to all shareholders, including non-redeeming shareholders. Furthermore, in order to make a capital gain distribution, a fund may need to sell additional portfolio securities, thereby reducing further its size and, possibly, creating additional capital gain. While, as noted, taxes on such gains are also imposed on closed-end funds, a closed-end fund does not face the possible need to sell appreciated securities in order to raise funds to meet redemption requests.

EFFECT OF CONVERSION ON THE TRUST

In addition to the inherent characteristics of open-end investment companies described above, the Trust’s conversion to an open-end investment company would potentially have the consequences described below.

1. Portfolio Management. As noted above, a closed-end investment company operates with a relatively fixed capitalization while the capitalization of an open-end investment company fluctuates depending upon whether it experiences net sales or net redemptions of its shares. To the extent that this is true, if the Trust were to convert to an open-end investment company, the Trust might be faced with a need to invest new monies near market highs and to sell portfolio securities in a falling market when it might otherwise wish to invest. Because the Trust is a closed-end fund, however, the Trust currently is not required to invest new monies or liquidate portfolio holdings at what may be inopportune times, and can manage its portfolio with a primary emphasis on long-term considerations.

4. Comment to the section of the Preliminary Proxy entitled “Miscellaneous” on page 32.

The Board of Trustees believes that the adoption by the Trust of an interval fund structure is in the best interests of shareholders of the Trust. Accordingly, the Board of Trustees unanimously recommends that Shareholders vote “FOR” proposal 3. The persons named in the accompanying proxy will, in the absence of contrary instructions, vote all proxies for this proposal.

MISCELLANEOUS

Proxies will be solicited by mail and may be solicited in person or by telephone, email or facsimile by officers or employees of the Trust. The Trust has also retained The Altman Group to assist in the solicitation of proxies from Shareholders at an anticipated cost not to exceed $6,000.00 plus reimbursement of out-of-pocket expenses. The expenses connected with the solicitation of these proxies and with any further proxies that may be solicited by such officers or employees or by The Altman Group in person or by telephone, email or facsimile will be borne by the Trust. The Trust will reimburse banks, brokers and other persons holding Shares registered in their names or in the names of their nominees for their expenses incurred in sending proxy material to and obtaining proxies from the beneficial owners of such Shares.

The Trust’s Annual Report for the year ended December 31, 2004, including financial statements, was mailed on or about February 28, 2005 to Shareholders of record on February 28, 2005. However, a copy of this report will be provided, without charge, to any Shareholder upon request. Please call 1-800-343-9567 or write to the Trust c/o Brown Brothers Harriman, 40 Water Street, Boston, Massachusetts 02196-2047 Attn: Investor Services Counsel, to request the report.

In the event that a quorum is not obtained for the transaction of business at the Meeting by June 21, 2005, the persons named as proxies in the enclosed proxy may propose one or more adjournments of the Meeting to permit further solicitation of proxies in order to obtain such a quorum. Abstention and broker “non-votes” are counted as present and entitled to vote for the purposes of determining a quorum. Any adjournment would require the affirmative vote of the holders of a majority of the Shares voting that are present in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies in the enclosed proxy will vote in favor of such adjournment if a quorum is not obtained. Abstention and broker “non-votes” are counted as present and entitled to vote for the purposes of voting in favor of an adjournment if a quorum is not obtained. The costs of any such additional solicitation and of any adjourned session will be borne by the Trust.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and Section 30(h) of the Investment Company Act, as applied to the Trust, require that the Trust’s officers, Trustees and persons who beneficially own more than ten percent of the Trust’s Shares (“Reporting Persons”) file reports of ownership of the Trust’s Shares and changes in such ownership with the SEC.

5. Comments to Proxy Card

Properly executed proxies will be voted in the manner directed herein by the undersigned. If no such directions are given, such proxies will be voted FOR the nominee referred to in Item 1, FOR the proposition referred to in Item 3 and AGAINST the proposition referred to in Item 2.

Please sign and return promptly in the enclosed envelope. No postage is required if mailed in the United States.

Mark box at right if you have noted an address change or [ ] comments on the reverse side of this card.

Please be sure to sign and date this Proxy.

Signature:_______________ Date:________ Signature:________________ Date:_______

Annex B
FORM OF “TANDY” LETTER

[Trust Letterhead]
_____________, 2005

Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C. 20004
Attn.: Lawrence Green

Re:	Taiwan Greater China Fund (SEC File Nos. 811-05617 and 005-40977)

Dear Mr. Green:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Preliminary Proxy Statement filed by the Taiwan Greater China Fund (the “Trust”) on April 25, 2005 (the “Preliminary Proxy Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)  the Trust is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

(b)  Staff comments or changes to disclosure in response to Staff comments in the Preliminary Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

(c)  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kind regards,

Taiwan Greater China Fund

By:

Cheryl Chang       Secretary